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                            July 7, 2023

       John Lawrie
       Chief Executive Officer
       TLG Acquisition One Corp.
       515 North Flagler Drive, Suite 520
       West Palm Beach, FL 33401

                                                        Re: TLG Acquisition One
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 29, 2023
                                                            File No. 333-268349

       Dear John Lawrie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed June 29,
2023

       Unaudited Pro Forma Condensed Combined Financial Information, page 106

   1. We note your response to comment 13 and your disclosures in the filing (e.g., on page xv)
                                                        that depending on the
timing of the non-redemption agreement, a person may also receive a 0.5 common share
incentive for every two shares not redeemed. Please clarify and disclose the terms of
the non-redemption agreement, including how the timing determines whether a person may
also receive a 0.5 common share incentive for every two shares not redeemed, and clarify
if and how the pro forma financial statements reflect these
                                                        agreements. Also, as
previously requested, please revise the filing to explain how the number of public
stockholder shares that remain outstanding under the Maximum
                                                        Redemption scenario
were determined.
 John Lawrie
TLG Acquisition One Corp.
July 7, 2023
Page 2
2. We note your response to comment 14, including your disclosures regarding the assumed fair value of the New Electriq preferred stock. We also note adjustment
(g) on page 117
      and adjustment (gg) on page 118 record additional interest expense in the pro forma statements of operations related to the preferred stock; however, it is not clear to us if or how the pro forma financial statements reflect accretion of the New Electriq preferred stock from its carrying value to its redemption value. In this regard, we note the New
      Electriq preferred stock is recorded at its estimated fair value of $17,833,000 in the pro forma balance sheet and interest expense is recorded at 15% of the redemption value of the 2,743,489 New Electriq preferred stock that will be issued in the pro forma statements of operations. Based on your disclosures, we note interest expense will be paid through the issuance of 1,429,015 additional shares of New Electriq preferred stock such that the redemption value of the total 4,172,504 shares of New Electriq preferred stock that will be outstanding on the redemption date will be $41,725,040, an increase of ~$24,000,000 over the current carrying value. Please revise the filing to clarify if and how accretion of the
      New Electriq preferred stock from its carrying value to its redemption value is reflected in the pro forma statements of operations or revise them accordingly.
Exhibits

3. We refer to the legal opinion filed as Exhibit 5.1. Please revise to remove any assumptions of material facts underlying the opinion. For example, we note counsel has assumed that "upon issuance of... the total number of shares of Common Stock or
      Preferred Stock, as applicable, issued and outstanding will not exceed the total number of shares of Common Stock or Preferred Stock, as applicable, that the Company is then authorized to issue under its certificate of incorporation..." See Item II.B.3.a of Staff
      Legal Bulletin No. 19.
        You may contact Stephany Yang at (202) 551-3167 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Lawrie
                                                            Division of
Corporation Finance
Comapany NameTLG Acquisition One Corp.
                                                            Office of
Manufacturing
July 7, 2023 Page 2
cc:       Gerry Spedale
FirstName LastName